Filed by Einride AB

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Legato Merger Corp. III

Commission File No.: 001-41945

The following is a transcript of an investor presentation held by Einride AB on March 19, 2026.

Einride Capital Markets Day Transcript

Thursday, March 19, 2026

Speakers:

Roozbeh Charli, Chief Executive Officer, Einride

Anubhav Verma, Chief Financial Officer, Einride

Henrik Green, Chief Technology Officer, Einride

Harry Chase, GE Appliances — Customer Spotlight

Q&A Participants:

Suji De Silva, Roth Capital Markets

George Gianarikas, Canaccord Genuity

Mike Latimore, Northland Capital Markets

Itay Michaeli, TD Cowen

Chris McNally, Evercore ISI

Ravi Shanker, Morgan Stanley

Chris Pierce, Needham

Winnie Dong, Deutsche Bank

Presentation

Roozbeh Charli, CEO, Einride

Hi everyone, and welcome to Einride Capital Markets Day and Investor Day. We’re very excited to have you guys here. Welcome to everyone in the room, and welcome to Austin, which is also the city of our US headquarters. Very happy to host you guys here. Also welcome to everyone that is joining us online. We’re super excited to have you here to tell you a little bit more about Einride and what it is that we do and plan to do going forward.

With me to help with that today, I have — other than the disclaimer — myself, Roozbeh Charli, CEO of Einride. I also have Henrik Green, who’s our CTO, joining me, and Anubhav, our CFO, who will all be presenting to you today as well.

What we plan to answer over the next 25 to 30 minutes that we’ll spend here, before we go into Q&A, is: what is it that we actually do? How does it work? How do we bring it all together? And then, of course, how do we capture value in the marketplace?

So starting with the first question — what is it that we actually do? What is Einride? At the core, we’re a platform technology company helping our customers, who are some of the world’s largest shippers, transition their logistics from where they are today — diesel and manual-based platforms — into electric and autonomous. And we’ll talk more about why we’re doing that and how we’re doing that.

At the highest level, the way we do that is through the deployment of our Saga AI platform that sits in the middle and orchestrates the entire ecosystem, and the deployment of electric and autonomous assets on that platform.

We were founded back in 2016. We went live with our first customer in 2020. We now have live operations spanning across seven countries with 30 different customers from Dubai, Europe, and the US. We’ve accumulated about $92 million of ARR in our signed contracts, of which about $40 to $50 million is deployed and hitting our books today. And perhaps even more importantly — and we’ll talk more about this throughout the presentation — is the $800 million-plus of potential ARR that we have in our joint business plans. These are scaling plans that we’ve set together with our customers, outlining how we’re going to continue scaling our business together with them.

Throughout this journey, we’ve also been very fortunate to be backed by some of the world’s best investors. You see some of the examples here, with Equity and Capital, for example, being our two largest shareholders.

Taking a step back and looking at the market that we’re addressing — what are the issues in the market? First of all, we’re addressing the transport service market. It’s about a $4 trillion market per year, with three key problems that we’re trying to solve for the industry. One is the inefficient use of assets. Asset utilization across the industry, across the world, is low. In the US, for example, asset utilization sits around 11% across the fleet. That is one of the key issues. The other part that’s a big issue for the industry is, of course, the driver shortages and the inflationary cost pressure that leads to. And of course, then the fuel costs that comprise a big portion of the total cost within the industry.

So how do we solve that? We solve that through our AI-optimized planning platform that sits in the middle and orchestrates the entire ecosystem, and the deployment of electric and autonomous capacity into that market, addressing all of these key aspects and issues.

If we drill in a little bit on that point, because I think it’s an important point to make — you look at what is the cost structure within the industry. The three biggest cost buckets within transportation are: asset cost, labor costs, and energy costs. Through our platform, we’re addressing all three of these, as opposed to only focusing on one. We’re addressing all three because ultimately, this is about creating a superior cost structure for the deployment of capacity in the market. And we’re also addressing them at each stage of maturity of our technology and our business.

Starting with asset costs — which is ultimately about the use of the assets — by using our platform and the AI optimization that we have, we’re able to increase asset utilization. Already today, we have an asset utilization across the fleet that is significantly higher than the industry average, and we’ve been able to achieve that through our planning on the platform.

The second piece is the labor cost. And of course, the big shift is going to come through the deployment of more and more autonomous technology. That is the big step change when it comes to the labor cost component. But already, looking at the manually driven electric business, by separating within our platform and within our model the asset and the driver, and looking at two different uptimes that you want to optimize for cost, we’re already now able to achieve better labor cost components per driven kilometer and have that as a part of driving margins and a more optimized transportation network.

And then finally, you have the energy costs. Through the optimization that happens on the platform and the models that we have in the platform, combined with our business model — which we’ll talk more about — where we have long-term contracts with our customers over the next five years, we have good perspective for a specific customer on what the energy use will be for that specific operation. That gives us good visibility on our energy needs, which we can use to optimize for a long-term, lower energy cost across our fleet. That’s an important factor. It also allows us to think about — as we’ve done with some of our charging sites — battery energy storage solutions: how do you use that, how do you plan out the energy need in order to optimize for what the actual energy costs are?

Taking that cost perspective — which is ultimately what we’re helping our customers with — how we translate that into reality throughout the customer journey. The customer journey always starts with us ingesting the transportation data onto our platform, analyzing that, using our models, and setting that joint transformation program: “This is how we’re going to transition your fleet into electric and autonomous.” That is also what’s captured in the joint business plans that I mentioned earlier.

Then we start deploying our technology and deploying the capacity in accordance with those plans. By doing that, we’re going from theory — showing “this is how it’s going to work, these are the savings” — showing that to the customer, and leading us to be able to continue expanding with that customer by proving out what we’re actually saying. Going sort of around in this continuous circle of continued expansion with customers. And we see this across our customer base: basically every single customer we have, once we start deploying capacity with them, we continue to scale and scale together.

To summarize in terms of how we differ and how our approach differs in the marketplace: first of all, we’ve taken a very customer-centric approach with the end-to-end platform, addressing all three cost buckets when it comes to the deployment of this transition within the logistics networks, and coupling up with long-term contracts to lock in that value over time.

That also means that you have a unique data position. You’re running operations for a large set of customers, gathering a lot of data by positioning yourself between the customer and the data sources in the transport service market. That data nexus gives us both a lot of data to hone in on models — both on the autonomous side and on the optimization side.

Ultimately, what that leads to is a platform that aggregates a lot of transport demand, with a deep understanding of the operations and access to the data, which gives you a large benefit when it comes to understanding: where do we deploy autonomous, at which point in time? What are the learnings? What’s the development cycle to do that using the actual data from those operations?

The proof is sort of in the pudding. We came into 2026 with a strong 2025 behind us. We’ve seen that momentum continuing. Just showing a few numbers here in terms of what has happened in the business over the past six or so months: we’ve increased our ARR in contracts by more than 50%. We’ve added four additional autonomous customers. We’ve more than almost doubled our driverless hours. We continue to expand our fleet and see great momentum in the business. And we’ll have more and more announcements on that as we go along over the next few months.

So with that, I want to reintroduce you to Henrik, our CTO, to tell you a little bit more about how this all actually works.

Henrik Green, CTO, Einride

Thank you, Roozbeh. So on the picture here we see our live operations currently — actually, this is wintertime, and it tells you how winter is in Sweden. It’s dark almost throughout the day, where we’re running live with an autonomous truck with our customer, Aputia, north of Stockholm. But we are also running daily operations in several locations here in the US, and we will get back to that later today — you will see some of them on the screens here.

But as Roozbeh said, we are a technology platform company, so let’s take a look at that technology platform and what parts and pieces build it together — what ultimately feeds our ecosystem with value for our customers.

We’ll lay this out with a front end at the top line here, where all the technologies mainly come from our in-house IP — the things that we develop ourselves — and in the bottom layer, the back end, are also the key necessary technology assets that we get from our deep partners and the best-of-breed suppliers in each technology segment that we utilize. Let me talk about them one by one and how they fit together.

On the left side, we’re looking at the autonomous drive stack. Important points about the autonomous drive stack: A, it operates on public road. B, it is vehicle-agnostic. That means that, of course, yes, it powers our bespoke cab-less autonomous trucks, but it also enables other vehicles from other customers to drive autonomously — and I’ll get back to that in a bit. There’s the safety case, which is the key to acquiring or achieving the public road permit and proving to the authorities that we are safe to drive on public road. And then, of course, the autonomous trucks themselves.

What you see here, and what is live in operation today, is our Generation 2 that has been live since 2023. We are soon to look at Generation 3, which will come to market early next year. With our Generation 3, we use a contract manufacturing partner in the Netherlands who builds the chassis, and we’re looking for final assembly opportunities both in Sweden and actually here locally in Austin, Texas.

The next part, to the right side, is the Saga AI platform that Roozbeh talked about. That is how we gather all the data — data from the autonomous system and data from shippers, etc. We’ll go more into that at a future slide. It provides to ourselves and our customer the user interface — which you can also see later on the screens here — that optimizes our fleet operation, both as a transport planner and as a charging planner, and what we call the control tower, where we oversee the fleet of logistics, both human-driven trucks and fully autonomous trucks.

Now behind that front end, we have the back-end layer of technologies, which consists of sensors that we get from the best-of-breed partners out there in autonomous sensors; the compute platform; the infrastructure around data collection; the high-performance compute clusters that we use for training the deep learning models; the electric human-driven trucks that we get from the leading truck OEMs of the world, both equipped with sensors live in freight operations for collecting data at the same time as they earn revenue providing transport for our customers; the charging infrastructure; and last but not least, the connectivity infrastructure in this platform.

Taking one deeper look at the software stack itself — as I said, we are a company built on the foundation of safety. Safety is also key for acquiring the public road permit. That leads us to the conclusion that we need all three modalities to build our perception stack, which most of our peers in the autonomous industry likewise think. We use radar, camera, and LiDAR, each with its own strength and its own weakness, but together forming the most safe platform for perception of an autonomous system. We also use vehicle motion sensors and GNSS, which is satellite tracking of the vehicle.

That means we have two parallel systems in the vehicle which define the localization and the navigation of the vehicle. One is based on satellite data, which we can run completely without any HD maps on board the vehicle. And we’re using HD maps, which we compare to our sensory input to localize — which means we have two ways of localizing each and every time. Should, for example, a connection be lost, we can localize with our LiDAR system compared to HD maps, or vice versa.

These sensors feed into two parallel paths of actuation or execution of the drive. Mainly the end-to-end machine learning stack, which provides the most human-like driving behavior and which we would like to see driving most of the time — it provides the best comfort for the drive and traffic around us. But inevitably, to prove ourselves deterministically safe, we have a secondary rule-based path that gives the guardrails or the boundary in which we allow the machine learning stack to actuate. That is to prove to ourselves that we’re safe enough. But it’s also imperative for acquiring that public road permit without the safety driver, where most of the authorities today, in a highly diverse regulatory landscape, demand that we can prove this deterministically, which yet can only be done with classical deterministic algorithms.

Finally, I have a page here to describe the bits and pieces of the Saga AI platform. As I said, the key to the Saga platform is the data we can acquire. The interesting part here in building up that ecosystem is that we have vehicle data from the OEM vehicles — of course, the OEM does that as well. We have transport data for the shipments and the drivers, which other transport companies also do. We have charging data, both from the batteries in the vehicles and from the charging network. And we have sensor data from the autonomous stack on the vehicles which we have equipped for data collection.

That means we sit on data that normally neither the OEMs, the AD companies, nor the transport companies do. We have all of them together, and that’s the key that builds and feeds the AI system inside the Saga AI platform, which yields to us and to our customers: the electric vehicle route planner, energy consumption, battery state of health, shipment selection, energy supply, driver performance, emission, cost, and pricing.

Now, this platform, together with the vehicle-agnostic autonomous drive platform, we can also go to market and scale as a technology license — not only feeding our own vehicles providing freight capacity, but feeding other vehicles in a dual use, which means both civilian and defense applications, on-road and off-road. And in these cases, we also have contracts — one already — but Anubhav will tell you in a bit how we scale the business both with freight capacity and with technology licensing. So let’s welcome Anubhav on stage.

Anubhav Verma, CFO, Einride

Thank you, Henrik. So I guess you saw the capabilities of the Saga platform. What this slide talks about is how that translates into the dollar value of the joint business plans that we have developed after ingesting all this data and coming up with detailed electrification programs and the transport routes that we will be implementing for our customers. That translates into an $800 million number that is waiting to be converted into the ARR of $92 million.

So if I could draw an apples-to-apples comparison, the $92 million number that you saw a couple of slides before has the path or roadmap to get to the $800 million number. Now keep in mind, this doesn’t include the additional customers that are already in pipeline where we haven’t had all the data ingested from our customers yet. So as that happens, this number will continue to grow.

This is how it all comes together from our top line. The left side of this slide talks about freight capacity as a service, where we are actually implementing or deploying our trucks — both electric and autonomous — to deliver these cost advantages to our customers. The right half of the slide talks about the technology licensing, where we would be licensing both the Saga platform as well as the Einride ADS platform to any vehicle that can be connected to it.

If you think about the revenue trajectory or growth engines, it’s going to be driven by two things. First, the scaling of freight capacity as a service, where the revenue and the contribution margin will scale with the number of trucks on the road delivering our value to customers every day. As that keeps moving forward, this number will grow and drop to the bottom line, which I’m going to talk about in a bit.

The second growth engine is the software — the technology licensing platform — where each of these licenses will be deployed at customer settings in their vehicles, chassis-agnostic. As we scale, they will drop to the bottom line with a higher contribution margin, because these are pure tech plays.

Now the biggest thing here that I want to talk about is the contract duration. I think it’s incredible that a company which is so young has been able to have contract durations worth five years. What that adds is predictability to the revenue, which is what gives us more confidence in our ability to execute the business plans, as well as confidence to the markets as to what the revenue trajectory of this company will look like in the next few years. The revenue model is take-or-pay with additional capacity utilization, and the pricing is based on per shift per unit that is delivered to our customer on an end-to-end basis.

As we described it, it all starts with taking the data, planning it, orchestrating the energy routes and charging, and then ultimately delivering the shipment, which adds value and delivers cost savings back to the customer.

Now this is the evolution of the revenue per truck, or the unit economics, in a freight capacity as a service setting. What you see here is: today, we are at about 200 trucks on the road at our customer sites, where we are generating about $300,000 per truck on an annual basis, translating into a 20 to 25% contribution margin before the asset cost. What does that mean? The 80% of costs that are included for delivering the service include the driver cost — which remains the biggest element — as well as maintenance, insurance, etc.

The way we see this evolving is going to be an asset utilization play. As we get more trucks on the ground — in the medium term, in which we expect to cash flow break even — we expect to have about 1,500 trucks on the fleet, where we get to that number in the next 18 to 24 months. As the number of trucks grows, the contribution margin creeps up. The long-term revenue trajectory would be, as you can imagine, more trucks, more customers. This number is going to keep growing and will stabilize at about $400,000 per truck, translating into a contribution margin of 30 to 35%.

This is the second setting where we are deploying the autonomous trucks. There is no driver in this. So obviously the cost is a bit lower than what you saw on the previous slide. The contribution margin is about 20 to 25%. We have about 20 trucks that will be deployed in the next six months or so. Where we expect to cash flow break even, this number per truck will creep up to $180,000 per truck on an annual basis, and the contribution margin will scale up again, driven by utilization as well as lowering of fleet monitoring costs per truck. In the long term, we expect this number to grow, and obviously the contribution margin will be much higher as we achieve both scale and higher efficiency in fleet monitoring.

Now this part is where we are talking about our software or technology model, where we are licensing the Saga platform to our customers. Our customers, which are making about $400,000 per truck in their setting — we expect to pass on a benefit in their margin profile by using our AI orchestration software. In this example, we expect them to perhaps have an increase in their profits by 10 to 15%. We expect to take a slice of that, which will translate into $10,000 to $15,000 per license per vehicle. We have a customer already in motion with this, and we expect this revenue and the number of customers to start growing in the next 12 to 18 months.

The second part is the autonomous driver stack, where the biggest cost today is the driver cost, which is $40 to $50 an hour. By using our software, we expect to achieve these savings and pass them on to the customers. That’s what’s going to translate to about $80,000 per customer per year, per unit that is out on the road.

Again, very thankful that you guys are here with us for our Capital Markets Day. And I would like to have Roozbeh back for the next steps.

Roozbeh Charli, CEO, Einride

Thank you very much. To sort of finish off before we head into speaking to one of our customers — who will be joining us here online — and then opening up for Q&A from the forum, I wanted to summarize what’s next for us at Einride over the next few months, and I’d bond that into three key topics.

One is continuing our expansion into what we call high-demand segments. Both Anubhav and Henrik have mentioned the dual-use applications — taking our autonomous technology and applying it into different sets of vehicles. You’re going to see more announcements coming around that, and a lot of focus from us on that segment.

Secondly is, of course, continuing the acceleration of commercial momentum. If you remember in my initial section where we talked about what has happened with our ARR, for example, over the past few months — we expect to continue delivering on that, both in terms of growing with our existing customer base but of course also continuing to add additional customers to that portfolio.

And thirdly, as you know, we announced our merger together with Legato Merger Corp, going public through a SPAC. We expect that transaction to close in H1, and we did an announcement also a few weeks ago in relation to raising PIPE capital to support that. So of course, a lot of focus on getting that done, and we expect that to happen during H1 as well.

So with that, I’ll welcome Henrik back on stage, and we’re going to start the Q&A with actually having one of our customers join us and give his perspectives.

Customer Spotlight: GE Appliances

Henrik Green, CTO, Einride

Thank you, Roozbeh. And yes, as I mentioned, we have live operations here in the US. This is actually our first and flagship customer for autonomous drive. Hi, Harry, good to see you. Good afternoon.

Harry Chase, GE Appliances

Good afternoon. I haven’t seen you for a few months, since we were in Selmer launching the second truck.

Henrik Green, CTO, Einride

That’s right, that was really great news. And also, I know you would have loved to be here in person, and that was actually your plan. Can you mention something about why you’re not here physically?

Harry Chase, GE Appliances

Yeah, I’m actually in our largest inbound warehouse in the US, where we run some Einride trucks. We actually run 10 of them here. But we had some transition problems — we just went to a new 3PL a couple weeks ago, and we’ve had different system issues. So I’m here trying to get them straightened out so they don’t impact our factories.

Henrik Green, CTO, Einride

Yeah, great to hear, and I definitely understand that you had to prioritize that. But we’re very happy to have you here on link. Do you mind — we have an overview of our operations — is there something you want to highlight for our listeners and viewers? What’s really going on in our operations together?

Harry Chase, GE Appliances

Yeah, sure. It’s been a great partnership. We started out in 2021 just kind of playing around with an autonomous truck at Appliance Park. Appliance Park is a very large facility — it has five manufacturing plants. We actually announced one was being used as a warehouse, and we announced last year that we’re converting that to another laundry facility for reshoring. We also have a 2.4 million square foot facility doing outbound shipment.

So when we started looking at the future for GE Appliances, we were really seeking out a partnership — somebody who could bring in knowledge for us. We think that with this investment in the US, we also have to invest in the technology of providing parts. How do we build up that entire supply chain autonomously? And Einride was really the perfect partner for us there. We don’t have the knowledge base to go out and develop our own truck, or even really to decide what to buy. But it’s been interesting to learn about how to do electrification, driving those ecosystems that we’ve been looking to partner with companies for.

It’s been really interesting as we’ve grown together over the last five years for us to really learn a lot about how we can deploy. And from those learnings, we actually take a lot of that and apply it internally to our factories also. We think that by learning how autonomous systems work, we can start deploying autonomous robots inside our factory. We’ve invested — and are about to invest — over $3 billion in the US. A lot of that is automation. So it makes a real win-win situation for us.

When we started looking at it, we didn’t know how to size chargers for electric trucks. We didn’t know how to set up charging infrastructure or what the cost was. And really, Saga helps us come and kind of tie that all together. There’s really no other partner out there that we found that can kind of drive autonomy and electric trucks to keep us ahead. We really like to be leading edge here. Some companies are fast followers. We’re really pushing: how do we take the lead in different things? Building on that over 100-year history with Thomas Edison as our founder.

Henrik Green, CTO, Einride

Great. Thanks for sharing that with us, Harry. If you would put on the future glasses and look forward into the next five years, is there anything you would like to share with us about how you could see us prospering together going forward?

Harry Chase, GE Appliances

So after the pilot for autonomous trucks, we went into a pilot in Selmer where we ran over the road — the first electric vehicle running over the road, especially in Tennessee, where nobody else had really attempted it. There, we moved product from one of our two manufacturing facilities in that city up to a warehouse. So we’re moving finished goods product. I think earlier on, some of the slides showed our air conditioner product being loaded onto the truck.

We went live in 2023, so we’ve been operational for over two and a half years. We just added a second autonomous truck last year to help out with volume. We had started out with one product at this one facility. We build hotel air conditioners. We also build the high-end refrigerators. So we’re moving both products in the autonomous truck right now.

The other exciting thing is that we’re the largest electric fleet in Kentucky for Class 8 trucks that we run out of a couple of our warehouses there and also pick up from our suppliers to feed into Appliance Park. That’s only 10 trucks — I think there’s only 17 trucks in Kentucky. We also run another nine trucks here in Crandall. We’re about to expand that with two more trucks. And then we’re going to actually add a little bit longer-distance trucks. We’re looking at going to Tesla trucks to get us that greater range — we can run actually from one of our inbound warehouses 240 miles in one direction to a finished goods warehouse. So we’re really looking at building out those networks on the electric side.

What really gets me excited, I think, is that next year we’ll start piloting and operating from the warehouse here in Crandall, Georgia. We’re approximately two miles from the Port of Savannah regional port — it’s an inland port where we bring 98% of our containers in. We’re really excited that Einride is going to be partnering with us to look at how we drive on the road down to pick up sea containers and deliver those back to the warehouse here, where we unload, and do a return trip back to that inland port.

What we found is when we started using the electric trucks here, and the first operations we did with the CT truck, was that we ran drayage operations down to the inland port. It’s been a really big win. Drivers love them. They don’t smell like diesel at the end of the day. Ergonomically, it’s better. They’re not loud and bouncy. So we’re really happy with those operations and really excited about expanding that over the next few years.

Henrik Green, CTO, Einride

Super. Thanks to you, Harry, for joining us here and sharing this story. It’s been a pleasure. I’ve myself been with the story for three years now. But as you said, together as two companies — and you’ve been there all along — our relationship dates back five years now. Thanks again for joining us. I’ll hand over back to Roozbeh to manage the rest of the Q&A. Thank you, Harry.

Roozbeh Charli, CEO, Einride

Thank you very much, Henrik, and thanks to Harry. So opening up for questions. If there are any questions, happy to answer.

Q&A Session

Suji De Silva, Roth Capital Markets

Hi, thanks to the Einride team for very informative presentations. Maybe can you give us a framework for how to think about the TAM? Because I read somewhere in the materials, there are some companies whose trucks haven’t even become digital yet, let alone EV and autonomous. So what framework should we think about in terms of SAM or TAM? Obviously, you’re early in penetration. But helpful conversation.

Roozbeh Charli, CEO, Einride

Absolutely, that’s an excellent question. The way we think about it is, you start off with the transport service market — that $4 trillion number — and then break it down into the different markets. That’s sort of the gross market, the current transport service market. Then we focus in on a number of specific industrial verticals with early adoption: FMCG, food retail, for example, industrials when it comes to the autonomous deployments.

Looking at those industries and then looking at our customer data — having the gross customer data and then taking that down into what we see as electrifiable, and then over time automatable — it will of course differ over time in terms of where we are. But we generally see that about 30 to 40% of our customer flows are electrifiable already today, and that increases to 60 to 70% over the next few years. So we see that a large proportion of that market is addressable with electric and autonomous, with the business case as we see it. And then that’ll continue expanding as the technology develops, hardware prices come down, and autonomous capabilities increase.

Suji De Silva, Roth Capital Markets

One quick question on the chart where it showed the per-truck revenue increasing short term, medium term. Can you explain why that goes up? Because I would think you’d want to pass cost savings to customers. I’d love to know the drivers for that.

Anubhav Verma, CFO, Einride

Yeah, so that’s basically a utilization play. The more customers we have on a particular route, we are able to put more packages on that same truck. Remember, the pricing model is per unit. So if you have two customers or three customers in that same vehicle on that same lane, you are able to drive a bigger top line.

George Gianarikas, Canaccord Genuity

Hey, how are you? So maybe first, if you could discuss the decision broadly to go with electric trucks as opposed to other modes. And then second, if the technology transfer is applicable to non-electric trucks.

Roozbeh Charli, CEO, Einride

Absolutely. I think ultimately, what we’re trying to achieve for our customers is a decreasing cost over time by applying new technology to take down the total transportation cost. We see that the combination of electric and autonomous over time will be the cheapest way of running a transportation network. So that is the underlying reason for why we focused in on electric.

Having said that, if you look at the autonomous technology, and as Henrik alluded to earlier as well, that is not propulsion-driven by only electric, for example. The autonomous technology translates into other propulsion methods, and it will ultimately come down to what is the best solution for the customer. Some of the things we’re doing in dual-use case projects, for example, where we’re taking our autonomous technology and deploying it into other sets of vehicles — those are, for example, not necessarily always electric propulsion.

Anubhav Verma, CFO, Einride

And if I can just add to that point, because this directly impacts our bottom line: as the price of electric trucks comes down over time, we are able to get more efficiency. What we talked about was contribution margin. But if you start including the asset price in that, in terms of depreciation, the more profits the company will start to generate as the cost curve of electric comes down over time.

Mike Latimore, Northland Capital Markets

In terms of that $800 million ARR number you have, is there a way to describe what percent of that relates to autonomous vehicles or AV technology? And then also, when you talk about licensing your virtual driver, is the target market the OEMs, or something broader than that?

Roozbeh Charli, CEO, Einride

Excellent question. Starting with the first one — the joint business plans are basically an electrification and automation plan, and the percentages will differ depending on how quickly we scale into that. It’s more about achieving a certain cost. So it’s difficult to break it down specifically into those two buckets, but it’s a continuum depending on which point in time you’re deploying that capacity.

On the licensing question — we’ve targeted a few different approaches there. We started doing that within dual-use and defense-type applications, looking at a completely different set of vehicles — not necessarily heavy-duty trucks. In that focus, we’re targeting both fleet owners within that segment, and also what we call specialized civilian applications — hence the dual-use type of application. Over time, that will grow into targeting the OEMs at the production of those types of vehicles. But currently the focus is on fleet owners of those types of specialized civil and defense applications.

Mike Latimore, Northland Capital Markets

Just one technology question. You have really good proprietary data. How much do you leverage foundation models and generative AI to create synthetic data and leverage that for further development?

Henrik Green, CTO, Einride

That’s an excellent question. Both the Saga AI platform and the end-to-end machine learning stack in the Einride virtual driver are built on foundational models. So yes, short answer.

Itay Michaeli, TD Cowen

Thanks again for hosting this really great event. Great to see the customer growth — I think both for total and autonomous. I’m curious whether those incremental four were also all autonomous customers. And maybe to extend that, as we think about what’s happened with AI and reduced costs — I think you’re on Gen 2 now — when does the Gen 3 come out? And how do you see the progression of that penetration driving more demand for autonomous?

Henrik Green, CTO, Einride

So the Gen 3 is fully under development now. We are running tests and we have prototypes at our development facility in Sweden. We aim to have it production-ready by the end of the year and start rolling it out with customers by the beginning of next year. The key highlights of the generation are that it opens up for container transport — you heard us talk about that previously. Some of our verticals benefit from being able to transport containers; that’s possible with that form factor. So that’s one of the key enablers. We’re also coming with a new, modernized sensor stack with longer-range sensor sets and a much bigger compute platform that would allow us to expand our capabilities from an AD perspective.

Roozbeh Charli, CEO, Einride

And to the first easy question — those four customers were AV customers that were added.

Itay Michaeli, TD Cowen

Great. And then just as a follow-up — so it sounds like you also have one customer with a licensing deal. I’m curious, in the next three to four years, do you have any internal targets for the mix of licensing deals? And as the Saga platform continues to improve with AI, does that trigger more demand for these licensing deals?

Roozbeh Charli, CEO, Einride

So the first licensing-only customer — it actually started as an FCaaS customer, continuing the FCaaS. And then for other parts of the fleet, we’re deploying the software model, which is also a good explanation of the synergies: starting off with showing the customer “this is how this actually works, these are the results,” and then transitioning them into the technology licensing product.

It’s an area we will focus a lot on, and you’ll see growth both in terms of number of customers and number of deployed vehicles on the platform. Over the longer term, the majority of deployed vehicles will be in that model. You’ll see the FCaaS model will sort of be the dominant one over the next couple of years, but you’ll see the technology licensing part of the Saga platform increasing over the next few years as well.

Henrik Green, CTO, Einride

And we also have contracts — one in an early stage — on the licensing of the Einride virtual driver platform for dual-use applications.

Chris McNally, Evercore ISI

Just a quick one, maybe on the AV timeline for Henrik and Roozbeh. When should we sort of expect full driver-out? And are there KPIs or milestones that we can track along the way?

Henrik Green, CTO, Einride

Yes. Our cab-less trucks are driver-out as we speak. So we see organic growth in terms of the distances and the speeds and the use cases where we operate. From that perspective, we are already driver-out. The key enabler for that is the extensive safety case that we build together with the stack so we can prove that it’s safe and acquire public road permits for it, which we now have acquired in Sweden, Norway, Belgium, and also in the US. So from that perspective, we are driver-out already now, but we’re also organically growing that into more and more use cases — hence the platform that provides that customer base for transportation that we can grow within.

Chris McNally, Evercore ISI

It’s great. And maybe you could just expand on what those ODD expansions will be over the next years. Is it weather types? Is it just areas that are unmapped? Customer by customer?

Henrik Green, CTO, Einride

Good question. We could become very technical on that, but to give you a few highlights: the complexity of the case and the number of vulnerable road users is one of the key aspects. We like to operate in more industrial areas — hence going out for the industrial customers, where you could have a production facility and a few blocks away, or a few miles away, you have a warehouse, and you have a shuttle between them. That’s a typical use case for us today. Then we expand that with longer distances and higher speeds. And then over time, more and more complex environments, mainly in terms of vulnerable road users.

Ravi Shanker, Morgan Stanley

You’re one of the only, if not the only, autonomous driving company that has a cab-less product out there. The regulatory environment right now is quite favorable for autonomous driving. But is there a difference in how the regulators perceive a vehicle in which a driver cannot get in and manually take over versus one where it just has that capability?

Henrik Green, CTO, Einride

There is a quite diverse regulatory landscape out there. We’re looking for and anticipating federal regulation here in the US that enables similarity, or if not, an identical situation across the entire continent. But likewise in Europe, from an EU perspective, it will be very beneficial for us to have federal EU regulation. From that perspective, it’s scattered country by country.

But then, of course, as we move forward and other players in the industry move forward, and we have contacts with the regulators and we work with them — they listen quite a lot on how we reason around safety and how we prove ourselves to be safe — we also see similarities. It’s not that it’s completely different questions or completely different proofs that are needed, but nuances of each other. And then, of course, you still have countries in Europe and states here in the US where we are not allowed yet to operate fully with driver-out.

Ravi Shanker, Morgan Stanley

And when you think about your ARR pipeline, have your customers specified whether they want to use your proprietary cab-less truck, or just a regular truck fitted with your technology? And do the unit economics change depending on what they choose?

Roozbeh Charli, CEO, Einride

So the conversation with customers is looking at the different points in time based on our autonomous capabilities and the cost structure. Where does it make sense to deploy autonomous today? Where would it make sense next year?

From a customer’s perspective, they’re really focused on the cost of the service, the quality and reliability of it, and getting their things delivered on time. They’re not necessarily focused on whether it’s autonomous or electric or any other technology — they’re more focused on the end result. We then determine, based on where we are in our capabilities and unit economics, what is the best way of running this right now.

If you take GE and Harry as an example — when we started off that journey, we looked at their transportation data. We saw that they have a bunch of transportation going inbound and outbound from their industrial area, and they have shuttles going in between. So we said initially, let’s start with the electric trucks in the inbound and outbound use cases. But in this industrial setting, it actually makes sense — with the Generation 2 and the capabilities — to deploy the autonomous trucks. That’s the sort of iteration we go through with the customer. Their perspective is more: what’s the highest quality and best cost of the service?

Ravi Shanker, Morgan Stanley

Maybe a follow-up to that — I know it’s a bit like asking which is your favorite sense, your eyesight or hearing — but when you think of your secret sauce from a technology perspective, where do you guys add the most value? On the autonomous side, or on the EV side? And does it feel like customers prefer your EV solution versus the autonomous solution, or both?

Roozbeh Charli, CEO, Einride

When it comes to the secret sauce — it goes back to the discussion earlier about addressing the different cost buckets at all times with the technology. There are these three big cost buckets that ultimately determine the cost of delivering that transportation for the customer. Our ability to address those at all times, depending on the maturity of the technology — I think that is one of the key aspects.

The autonomous technology is important for one of the buckets; the Saga platform is important for all three. It allows us to, over time, optimize across all of those areas. I would say the combination of the different technologies we’re bringing together is what makes us unique to a large extent.

On the customer question — customers want a combination of electrifying their transportation because of the cost savings we can bring to them, but also positioning them to adopt autonomous as quickly as possible where it makes sense based on capabilities and use cases. So autonomous plays an important role in that relationship, and it’s about setting that stepwise plan together with them.

Chris Pierce, Needham

Thanks again for having us here. Building on those last questions about the truck that we’re seeing on the screen — how should we think about this? Is there almost an OEM or third-party model here? Because I feel like you’ve got maybe the most technologically advanced, lowest-cost autonomous truck out there. So where does that fit into the third-party model where someone’s not just taking the data, they’re actually buying the truck from you? Or am I spinning things that aren’t really in the business plan right now?

Roozbeh Charli, CEO, Einride

No, I think — we see it a little bit as, we built the autonomous drive stack that can operate either into our vehicle platform or into other vehicle platforms. We started the vehicle-agnostic approach more into other types of vehicles and specialized settings. That’s going to grow — it’s going to be a business of its own and expand into heavy-duty freight as well.

And then you have the vehicle platform that we developed — the one you see in the pictures, with no cab. To us, that is the way the truck will need to look over time, because that’s the cost-optimal hardware platform if you want to be as cost-optimized as possible.

I think you’re going to see both sides of that business going. And then it’s about which path you take to expand the production and manufacturing of those vehicle platforms. We have now focused on a contract manufacturing partnership which has the ability to scale to thousands of vehicles. But of course, over time, we’ll also look into how we get the cheapest possible vehicle platform to deploy with customers.

Chris Pierce, Needham

And then just competitively — there are logistics companies that help people with utilization and route planning. And if a customer wants to pursue electrification, that’s their OEM relationship. And if a customer wants to pursue autonomous, that’s again their OEM relationship. Is there someone that you guys are sort of taking share from, or is this a whole new platform-type company that doesn’t exist in the industry right now?

Roozbeh Charli, CEO, Einride

I would say our approach is unique in the sense that we look at the platform approach of positioning ourselves between — our customers are the shipper customers. They normally don’t own a truck, they don’t have drivers. They go to the transport service market and acquire that transportation. We’re coming in as the platform telling them, “We’re going to handle this for you.” We then have partners on the back end to deliver their transportation — partnerships with OEMs, carrier partners, and other service providers. But we become the interface versus the shipping customers.

Winnie Dong, Deutsche Bank

Hi, thank you. Just curious, in the next maybe 12 to 18 months, can you talk about how you guys are planning to deploy your capital? And then the second question is, on the EV side, how you’re managing infrastructure and charging for your customers right now?

Roozbeh Charli, CEO, Einride

Absolutely. So deploying our capital — it’s going to be focused on two key buckets. We have acquired this $800 million-plus of potential ARR in our contracts with these 30 customers. So a lot of focus is going to be on continued deployment and continued expansion with those customers — growth investments into our commercial operations. And secondly, it’s going to be about development on the autonomous side, taking that next step in delivering versus the roadmaps on the autonomous side, expanding the ODD capabilities, hardware platforms, etc.

On charging infrastructure — the ultimate goal for us is providing the most efficient energy cost in our customer operations. We go about that in a few different ways.

One setup is where we build our own charging infrastructure and charging sites together with infrastructure investors. We look at our data across our customer base, analyze it, and say: based on this, we’re going to have this type of utilization for a charging site at this location. We then partner with infrastructure investors that do the capex — they finance the site, and we operate that site and sell that capacity on to our customers.

Similarly, we do behind-the-fence installations, often at the customer site or loading dock. And then we have third-party networks — third parties that have already built existing charging infrastructure where we partner and get access to their infrastructure. The choice comes down to data, cost, and understanding what’s optimal at this point in time. So we use these three main ways of going about it.

Roozbeh Charli, CEO, Einride

Thank you so much, everyone. We will thank those who have joined online. We will end the webcast here. Thank you so much for taking the time to be here physically or listening to us online. We will continue here, and thanks so much to everyone joining us online.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of U.S. federal securities laws with respect to the proposed transaction between Einride AB (“Einride” or the “Company”) and Legato Merger Corp. III (“Legato”), including, but not limited to, statements regarding the benefits of the transaction, the anticipated benefits of the transaction, Einride’s or Legato’s expectations with respect to future performance, the addressable market for Einride’s solutions and services, capitalization of Einride after giving effect to the transaction, the percentage of the Company’s shareholders’ ownership interest in the equity of the combined company following the closing of the transaction and Einride’s expected investments in the U.S. market. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to the Company and Legato, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the transaction; (2) the outcome of any legal proceedings that may be instituted against Legato, Einride, the combined company or others following the announcement of the transaction and any definitive agreements with respect thereto; (3) the amount of redemption requests made by Legato public shareholders and the inability to complete the business combination due to the failure to obtain approval of the shareholders of Legato, to obtain financing to complete the transaction or to satisfy other conditions to closing; (4) risks related to the scaling of the Company’s business and the timing of expected business milestones; (5) the ability to meet stock exchange listing standards following the consummation of the transaction; (6) the risk that the transaction disrupts current plans and operations of the Company as a result of the announcement and consummation of the transaction; (7) the ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the transaction; (9) risks associated with changes in laws or regulations applicable to the Company’s solutions and services and the Company’s international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (11) supply shortages in the materials necessary for the production of Einride’s solutions; (12) negative perceptions or publicity of the Company; (13) risks related to working with third-party manufacturers for key components of Einride’s solutions; (14) the termination or suspension of any of Einride’s contracts or the reduction in counterparty spending; and (15) the ability of Einride or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-4 to be filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), and other documents filed by the Company and/or Legato from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this communication are qualified by these cautionary statements. The Company and Legato assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither the Company nor Legato gives any assurance that either the Company or Legato will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Legato or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

In connection with the transaction, the Company intends to file a registration statement on Form F-4 with the SEC that will include a proxy statement of Legato and a prospectus of the Company. After the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to all Legato shareholders as of a record date to be established for voting on the proposed transaction. Legato also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Before making any voting or investment decision, investors and shareholders of Legato are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Legato through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Legato may be obtained by written request to Legato at Legato Merger Corp. III, 777 Third Avenue, 37th Floor, New York, NY 10017.

Participants in the Solicitation

Legato and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Legato’s shareholders in connection with the proposed transaction. Information about Legato’s directors and executive officers and their ownership of Legato’s securities is set forth in Legato’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Legato, Einride or the combined company resulting from the proposed transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.